Exhibit 99.3

Greenbrook TMS Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three-month periods ended March 31, 2021 and 2020

May 14, 2021

TABLE OF CONTENTS

BASIS OF PRESENTATION	3
CAUTIONARY NOTE REGARDING NON-IFRS MEASURES AND INDUSTRY METRICS	3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	4
BUSINESS OVERVIEW	5
FACTORS AFFECTING OUR PERFORMANCE	6
COMPONENTS OF OUR RESULTS OF OPERATIONS AND TRENDS AFFECTING OUR BUSINESS	7
FACTORS AFFECTING THE COMPARABILITY OF OUR RESULTS	9
KEY HIGHLIGHTS AND RECENT DEVELOPMENTS	11
RESULTS OF OPERATIONS	13
Analysis of Results for Q1 2021	15
QUARTERLY FINANCIAL INFORMATION	19
EBITDA AND ADJUSTED EBITDA	20
RECONCILIATION OF LOSS ATTRIBUTABLE TO THE COMMON SHAREHOLDERS OF GREENBROOK TO EBITDA AND ADJUSTED EBITDA	21
RECONCILIATION OF ACCOUNTS RECEIVABLE	21
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	21
INDEBTEDNESS	22
Off-Balance Sheet Arrangements	25
Share Information	25
Related Party Transactions	25
Risks and Uncertainties	26
DISCLOSURE CONTROLS & PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING	29
Critical Accounting Estimates and Judgments	31
RISK FACTORS	32
ADDITIONAL INFORMATION	32

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”) provides information concerning the financial condition and results of operations of Greenbrook TMS Inc. (the “Company”, “Greenbrook”, “us” or “we”). This MD&A should be read in conjunction with our unaudited condensed interim consolidated financial statements for the three-month periods ended March 31, 2021 and 2020, including the related notes thereto, and our audited consolidated financial statements, including the related notes thereto, for the fiscal years ended December 31, 2020 and 2019 and the related MD&A.

BASIS OF PRESENTATION

Our unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Our fiscal year is the 12-month period ending December 31. The next fiscal year will occur in the 12-month period ending December 31, 2021 (“Fiscal 2021”).

All references in this MD&A to “Q1 2021” are to our fiscal quarter for the three-month period ended March 31, 2021 and all references to “Q1 2020” are to our fiscal quarter for the three-month period ended March 31, 2020. All references in this MD&A to “Q4 2020” are to our fiscal quarter for the three-month period ended December 31, 2020, all references in this MD&A to “Fiscal 2019” are to our fiscal year ended December 31, 2019 and all references in this MD&A to “Fiscal 2020” are to our fiscal year ended December 31, 2020.

On January 12, 2021, at a special meeting of shareholders, our shareholders approved a special resolution authorizing our board of directors (the “Board”) to amend our articles of incorporation (“Articles”) to effect a consolidation (the “Share Consolidation”) of all of the issued and outstanding common shares of the Company (the “Common Shares”), such that the trading price of the Common Shares following the Share Consolidation would permit us to qualify for listing on the Nasdaq Capital Market of The Nasdaq Stock Market LLC (“Nasdaq”). On February 1, 2021, the Board effected the Share Consolidation on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares and on February 4, 2021, the Common Shares began trading on a post-consolidation basis on the Toronto Stock Exchange (“TSX”). The Shares began trading on Nasdaq on March 16, 2021 under the symbol “GBNH”. Unless otherwise indicated, all Common Share numbers in this MD&A have been adjusted to give effect to the Share Consolidation.

Amounts stated in this MD&A are in United States dollars, unless otherwise indicated.

CAUTIONARY NOTE REGARDING NON-IFRS MEASURES AND INDUSTRY METRICS

This MD&A makes reference to certain non-IFRS (as defined below) measures including certain metrics specific to the industry in which we operate. These measures are not recognized measures under International Financial Reporting Standards (“IFRS”), do not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures are not intended to represent, and should not be considered as alternatives to, loss attributable to the common shareholders of Greenbrook or other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as a measure of liquidity. In addition to our results determined in accordance with IFRS, we use non-IFRS measures including, “EBITDA” and “Adjusted EBITDA” (each as defined below). This MD&A also refers to “Same-Region Sales Growth” (as defined below), which is an operating metric used in the industry in which we operate but may be calculated differently by other companies. These non-IFRS measures and industry metrics are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and industry metrics in the evaluation of issuers. Our management also uses non-IFRS measures and industry metrics to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

We define such non-IFRS measures and industry metrics as follows:

“Adjusted EBITDA” is defined as net income (loss) before amortization, depreciation, interest expenses, interest income and income taxes, adjusted for share-based compensation expenses, center development costs and one-time expenses. We believe our Adjusted EBITDA metric is a meaningful financial metric as it measures the ability of our current TMS Center (as defined below) operations to generate earnings while eliminating the impact of one-time expenses and share-based compensation expenses, neither of which has an impact on the operating performance of our existing TMS Center network.

“EBITDA” is defined as net income (loss) before amortization, depreciation, interest expenses, interest income and income taxes.

“Same-Region Sales Growth” is a metric that we calculate as the percentage change in sales derived from our established management regions in a certain financial period as compared to the sales from the same management regions in the same period of the prior year. This metric reflects growth achieved through marketing and operational focus to increase volumes at existing TMS Centers as well as growth achieved through the opening of additional TMS Centers within established management regions. Our established management regions are defined as management regions containing open TMS Centers that have performed billable TMS (as defined below) services for a period of at least one full year prior to each of the comparable periods. Within a management region we focus on increasing patient volume in addition to assessing individual TMS Center locations on a standalone basis. As a result, we will from time to time establish a TMS Center that may, over the short term, negatively impact the patient volume at another TMS Center, but which is expected to add incremental patient volume to the management region as a whole in an economically beneficial manner. For more information regarding how we define our management regions, see “Business Overview”. We believe Same-Region Sales Growth is a useful metric to investors because it helps quantify our sales growth within regional management areas and the growth achieved by adding TMS Center density within established management regions. Our Same-Region Sales Growth is unique to our financial management strategy and may be calculated differently compared to other companies.

See “Reconciliation of Loss Attributable to the Common Shareholders of Greenbrook to EBITDA and Adjusted EBITDA” for a reconciliation of certain of the foregoing non-IFRS measures to their most directly comparable measures calculated in accordance with IFRS.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Some of the information contained in this MD&A, including with respect to the impact of the COVID-19 (coronavirus) pandemic (“COVID-19”) and the Company’s response thereto, the Company’s expectations regarding the expansion of the Spravato® (esketamine nasal spray) pilot program (the “Spravato® Pilot Program”), the anticipated Offering (as defined below), expansion opportunities, our expectations of future results, performance, achievements, prospects or opportunities, constitutes “forward-looking information” within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. This information is based on management’s reasonable assumptions and beliefs in light of the information currently available to us and is current as of the date of this MD&A. Actual results and the timing of events may differ materially from those anticipated in the forward-looking information contained in this MD&A as a result of various factors.

Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Many factors could cause our actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the “Risks and Uncertainties” section of this MD&A. Additional risks and uncertainties are discussed in the Company’s materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (the “SEC”) from time to time, including the Company’s annual information form dated March 30, 2021 in respect of the fiscal year ended December 31, 2020. These factors are not intended to represent a complete list of the factors that could affect us; however, these factors should be considered carefully.

The purpose of the forward-looking information is to provide the reader with a description of management’s current expectations regarding the Company’s financial performance and may not be appropriate for other purposes; readers should not place undue reliance on forward-looking information contained herein. To the extent any forward-looking information in this MD&A constitutes future-oriented financial information or financial outlook, within the meaning of applicable securities laws, such information is being provided to demonstrate the potential of the Company and readers are cautioned that this information may not be appropriate for any other purpose. Future-oriented financial information and financial outlook, as with forward-looking information generally, are based on current assumptions and are subject to risks, uncertainties and other factors. Furthermore, unless otherwise stated, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW

We are a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy in the United States for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders. Our predecessor, TMS NeuroHealth Centers, Inc. (“TMS US”) was established in 2011 to take advantage of the opportunity created through the paradigm-shifting technology of TMS, an FDA-cleared, non-invasive therapy for the treatment of MDD. In 2018, our TMS Centers (as defined below) began offering treatment for obsessive compulsive disorder. Our business model takes advantage of the opportunity for a new, differentiated service channel for the delivery of TMS – a patient-focused, centers-based service model to make treatment easily accessible to all patients while maintaining a high standard of care.

After opening our first center in 2011 in Tysons Corner in Northern Virginia, we have grown to control and operate a network of outpatient mental health service centers that specialize in TMS treatment (each, a “TMS Center”) across the United States. We offer treatment facilities in convenient locations to provide easy access to patients and physicians. As at March 31, 2021, the Company owned and operated 128 TMS Centers in the Commonwealth of Virginia, and the States of North Carolina, South Carolina, Maryland, Delaware, Missouri, Illinois, Ohio, Connecticut, Florida, Texas, Michigan, Alaska, Oregon and California.

Our regional model seeks to develop leading positions in key regional markets, leveraging operational efficiencies by combining smaller local treatment centers that are strategically located within a single region for convenient patient and physician access, with regional management infrastructure in place to support center operations. Management regions typically cover a specific metropolitan area that meets a requisite base population threshold. The management region is typically defined by a manageable geographic area in terms of size, which facilitates the use of regional staff working across the various TMS Center locations within the management region, and which resides within a marketing capture area that allows for efficiencies in advertising cost. Management regions often have similar economic characteristics and are not necessarily defined by state lines, other geographic borders, or differentiating methods of services delivery, but rather are defined by a functional management area.

In Q1 2021, we implemented the Spravato® Pilot Program at select TMS Centers to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. See “Spravato® Pilot Program” below.

FACTORS AFFECTING OUR PERFORMANCE

We believe that our performance and future success depend on a number of factors that present significant opportunities for us. These factors are also subject to a number of inherent risks and challenges, some of which are discussed below. See also the “Risks and Uncertainties” section of this MD&A.

Number of TMS Centers

We believe we have a meaningful opportunity to continue to grow the number of our TMS Centers in the United States through organic in-region growth, establishing new regions and potential future acquisitions. The opening and success of new TMS Centers is subject to numerous factors, including our ability to locate the appropriate space, finance the operations, build relationships with physicians, negotiate suitable lease terms and local payor arrangements, and other factors, some of which are beyond our control.

Competition

The market for TMS is becoming increasingly competitive. We compete principally on the basis of our reputation and brand, the location of our centers, the quality of our TMS services and the reputation of our partner physicians. In the markets in which we are operating, or anticipate operating in the future, competition predominantly consists of individual psychiatrists that have a TMS device, an FDA-regulated medical device specifically manufactured to transmit the magnetic pulses required to stimulate the cortical areas in the brain to effectively treat MDD and other mental health disorders (each, a “TMS Device”), in their office and who can offer TMS therapy directly to their patients. We also face competition from a limited number of multi-location psychiatric practices or behavioral health groups that offer TMS therapy as part of their overall practice, as well as a few other specialist TMS providers.

We also face indirect competition from pharmaceutical and other companies that develop competitive products, such as anti-depressant medications, with certain competitive advantages such as widespread market acceptance, ease of patient use and well-established reimbursement. Our commercial opportunity could be reduced or eliminated if these competitors develop and commercialize anti-depressant medications or other treatments that are safer or more effective than TMS. At any time, these and other potential market entrants may develop treatment alternatives that may render our products uncompetitive or less competitive.

We are also subject to competition from providers of invasive neuromodulation therapies such as electroconvulsive therapy and vagus nerve stimulation.

Capital Management

Our objective is to maintain a capital structure that supports our long-term growth strategy, maintain creditor and customer confidence, and maximize shareholder value. Our primary uses of capital are to finance operations, finance new center start-up costs, increase non-cash working capital and capital expenditures. We have experienced losses since inception and we will require additional financing to fund our operating and investing activities and such additional financing is required in order for us to repay our short-term obligations. See the “Financial Condition, Liquidity and Capital Resources” section of this MD&A.

Industry Trends

Our revenue is impacted by changes to United States healthcare laws, our clinical partners’ and contractors’ healthcare costs, the ability to secure favorable pricing structures with device manufacturers and payors’ reimbursement criteria and associated rates.

Technology

Our revenues are affected by the availability of, and reimbursement for, new TMS indications, new technology or other novel treatment modalities and our ability to incorporate the new technology into our TMS Centers.

Segments

We evaluate our business and report our results based on organizational units used by management to monitor performance and make operating decisions on the basis of one operating and reportable segment: Outpatient Mental Health Service Centers. We currently measure this reportable operating segment’s performance based on total revenues and entity-wide regional operating income.

COMPONENTS OF OUR RESULTS OF OPERATIONS AND TRENDS AFFECTING OUR BUSINESS

In assessing our results of operations and trends affecting our business, we consider a variety of financial and operating measures that affect our operating results.

Total Revenue

Total revenue consists of service revenue attributable to the performance of treatments. In circumstances where the net patient fees have not yet been received, the amount of revenue recognized is estimated based on an expected value approach. Due to the nature of the industry and complexity of our revenue arrangements, where price lists are subject to the discretion of payors, variable consideration exists that may result in price concessions and constraints to the transaction price for the services rendered.

In estimating this variable consideration, we consider various factors including, but not limited to, the following:

•	commercial payors and the administrators of federally-funded healthcare programs exercise discretion over pricing and may establish a base fee schedule for TMS (which is subject to change prior to final settlement) or negotiate a specific reimbursement rate with an individual TMS provider;

•	average of previous net service fees received by the applicable payor and fees received by other patients for similar services;

•	management’s best estimate, leveraging industry knowledge and expectations of third-party payors’ fee schedules;

•	factors that would influence the contractual rate and the related benefit coverage, such as obtaining pre-authorization of services and determining whether the procedure is medically necessary;

•	probability of failure in obtaining timely proper provider credentialing (including re-credentialling) and documentation, in order to bill various payors which may result in enhanced price concessions; and

•	variation in coverage for similar services among various payors and various payor benefit plans.

We update the estimated transaction price (including updating our assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period in which such variances become known.

Third-party payors include federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. Variable consideration also exists in the form of settlements with these third-party payors as a result of retroactive adjustments due to audits and reviews. We apply constraint to the transaction price, such that net revenues are recorded only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in the future.

Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs

Regional operating income presents regional operating income on an entity-wide basis and is calculated as total revenue less direct center and regional costs. Direct center and regional costs consist of direct center and patient care costs, regional employee compensation, regional marketing expenses, and depreciation. These costs encapsulate all costs (other than incentive compensation such as share-based compensation granted to senior regional employees) associated with the center and regional management infrastructure, including the cost of the delivery of treatments to patients and the cost of our regional patient acquisition strategy. Beginning in Q1 2020, the Company has excluded amortization from entity-wide regional operating income (loss) based on the nature of the expense as it is not associated with center and regional infrastructure. We have retrospectively updated our annual and quarterly financial information below to reflect this change (See “Results of Operations” and “Quarterly Financial Information” below).

Center Development Costs, Capital Expenditure and Working Capital Investment

Center development costs represent direct expenses associated with developing new TMS Centers, including small furnishings and fittings, wiring and electrical and, in some cases, the cost of minor space alterations. However, the main cash requirement for center development relates to working capital investment. This includes rental deposits or other non-capital costs required to open TMS Centers and the cost of treatment delivery while collections initially lag until payor contracting, credentialing and enrollment processes are completed.

Corporate Employee Compensation

Corporate employee compensation represents compensation incurred to manage the centralized business infrastructure of the Company, including annual base salary, annual cash bonuses and other non-equity incentives.

Corporate Marketing Expenses

Corporate marketing expenses represent costs incurred that impact the Company on an overall basis including investments in website functionality and brand management activities.

Other Corporate, General and Administrative Expenses

Other corporate, general and administrative expenses represent expenses related to the corporate infrastructure required to support our ongoing business including insurance costs, professional and legal costs and costs incurred related to our corporate offices.

We have invested in this area to support the growing volume and complexity of our business and anticipate continuing to do so in the future. We have already started to scale into our centralized business infrastructure and leverage these fixed costs as we continue to expand our TMS Center network.

Share-Based Compensation

Share-based compensation represents stock options granted as consideration in exchange for employee and similar services to align personnel performance with the Company’s long-term goals.

Amortization

Amortization relates to the reduction in useful life of the Company’s intangible assets that were realized as part of the acquisition of Achieve TMS (as defined below).

Interest

Interest expense relates to interest incurred on loans and lease liabilities. Interest income relates to income realized as a result of investing excess funds into investment accounts.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure that deducts share-based compensation expenses and expenses that represent one-time costs incurred for purposes of enhancing the performance of the business and to achieve our TMS Center growth. This measure is not a recognized financial measure under IFRS, does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. See also “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics.” One-time costs include the recognition of a one-time deferred payment cost with respect to the earn-out consideration in connection with the acquisition of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC (collectively, “Achieve TMS”) and costs related to the listing of our Common Shares on the Nasdaq.

FACTORS AFFECTING THE COMPARABILITY OF OUR RESULTS

COVID-19

While all of our active TMS Centers are open, and are expected to remain open going forward, we experienced a decline in both patient visits/treatments and new patient starts in Fiscal 2020 as a result of the restrictions imposed in response to the COVID-19 pandemic. See “Key Highlights and Recent Developments – COVID-19 Business Impact” and “Risks and Uncertainties” below.

Provision for Adjustment to Variable Consideration Estimate

In an effort to strengthen our billing relationship and rate negotiation position with payors, as well as optimize billing processes, including credentialling as we continue to scale our business, we decided to improve our collection practices by consolidating our billing structure to begin remitting claims on a state-wide basis in Fiscal 2020. This process included multiple re-credentialling processes across our payor population. This has caused a temporary disruption in collections as further described below in “Analysis of Results for Q1 2021 – Total revenue”.

The COVID-19 pandemic negatively impacted payor processes through a lack of timely and accurate communication resulting in a greater chance of price concession. As a result, the following factors involved in estimating variable consideration further constrained the transaction price for services rendered:

•	management’s best estimate, leveraging industry knowledge and expectations of third-party payors’ fee schedules;

•	probability of failure in obtaining timely and accurate benefits information;

•	probability of failure in obtaining timely and accurate pre-authorization of services; and

•	probability of failure in obtaining timely proper provider credentialing (including re-credentialling) and documentation, in order to bill various payors.

During the initial onset of the COVID-19 pandemic, we expected a temporary impact to the payor processes, as described above, including the impact of our billing enhancements. However, when operations began to normalize in Q4 2020, management determined that additional price concessions were necessary based on the continued nature of the impact to payor processes at that time. These additional price concessions are expected to persist during Fiscal 2021. See “Reconciliation of Accounts Receivable”.

Regional Development Activity

Our regional model seeks to develop leading positions in key markets, and to leverage operational efficiencies by combining smaller local treatment centers within a region under a single shared regional management infrastructure. Part of our core strategy is to continue to develop new TMS Centers within our existing regions as well as in new management regions, in each case, organically or through acquisitions of existing centers or businesses, which may affect comparability of results.

Seasonality

Typically, we experience seasonal factors in the first quarter of each fiscal year that result in reduced revenues in those quarters as compared to the other three quarters of the year. These seasonal factors include cold weather and the reset of deductibles during the first part of the year.

KEY HIGHLIGHTS AND RECENT DEVELOPMENTS

During Q1 2021, despite the challenging operating environment imposed by the COVID-19 pandemic and unusual weather events that closed some of our TMS Centers during Q1 2021, we have seen a near return in consolidated revenue to pre-COVID-19 levels. We showed resilient performance through the COVID-19 pandemic, as we recognized $11.3 million of consolidated revenue in Q1 2021, a 14% increase compared to Q4 2020 while remaining relatively flat compared to what was a strong Q1 2020. We also experienced record monthly highs in new patient starts and treatment volumes at the end of Q1 2021, which we anticipate will be a catalyst for accelerated future growth (see “Cautionary Note Regarding Forward-Looking Information” above). The successful roll-out of the Spravato® Pilot Program further builds on our long-term business plan of utilizing our TMS Centers as platforms for the delivery of innovative treatments to patients suffering from MDD and other mental health disorders.

We added three new active TMS Centers during the quarter, while an additional nine TMS Centers remain in development. As at March 31, 2021 and as of the date of this MD&A, our current total TMS network is comprised of 128 TMS Centers. The Company is also in various stages of negotiations and due diligence in respect of other potential TMS Center expansion opportunities. There can be no assurance that these negotiations will result in TMS Center expansion for the Company or, if they do, what the final terms or timing of such opportunities would be. The Company expects to continue current negotiations and discussions and actively pursue other TMS Center expansion opportunities, including through in-region growth and development, development of new regions and merger and acquisition opportunities.

Growth in Total Revenue

Consolidated revenue increased to $11.3 million in Q1 2021, a 14% increase compared to Q4 2020 (Q4 2020: $9.9 million) and a 1% decrease compared to Q1 2020 (Q1 2020: $11.4 million). These results were achieved despite the continued impact of COVID-19 and an unusual series of weather events across our network of TMS Centers resulting in closure of certain centers. Revenue was also depressed by additional price concessions and an increased provision for adjustment to variable consideration estimate that persisted in Q1 2021 (see “Factors Affecting the Comparability of our Results – Provision for Adjustment to Variable Consideration Estimate” and “Reconciliation of Accounts Receivable”).

New patient starts increased to 1,583 in Q1 2021, an 11% increase compared to Q4 2020 (Q4 2020: 1,428) and a 19% increase compared to Q1 2021 (Q1 2020: 1,326). Treatment volumes were 52,126, a decrease of 4% compared to Q4 2020 (Q4 2020: 54,408), due to the usual seasonal factors described above and a 9% increase compared to Q1 2021 (Q1 2020: 47,970). Consultations were 3,591 in Q1 2021, remaining relatively flat compared to Q4 2020 (Q4 2020: 3,587) and increasing by 52% compared to Q1 2020 (Q1 2020: 2,360). The continued strong performance of these key operating metrics demonstrates sound business fundamentals and positive forward momentum, positioning us well for continued future growth as operating conditions normalize. We also believe that the COVID-19 pandemic has increased demand for mental health services (including TMS therapy), which we believe will promote continued growth (see “Cautionary Note Regarding Forward-Looking Information” above).

Spravato® Pilot Program

During January 2021, we implemented the Spravato® Pilot Program at select TMS Centers to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions.

Administration of Spravato® to patients is determined by Greenbrook-affiliated physicians based on clinical appropriateness, while ensuring regulatory compliance with FDA requirements. TMS therapy is not a requisite for Spravato® administration. We have not entered into any formal agreement with Janssen Pharmaceuticals, Inc., the marketer of Spravato®. As part of the Spravato® Pilot Program, we used the -“administer and observe” billing alternative whereby claims were submitted solely for the medical services rendered in connection with the self-administration and subsequent observation and monitoring of patients by Greenbrook-affiliated physicians. This is distinct from the “buy and bill” billing model whereby reimbursement could be obtained for both the drug and the medical services rendered in connection with the administration of the drug.

As a result of our Spravato® Pilot Program, Greenbrook-affiliated physicians found the treatment to be clinically useful, with some robust responses in patients who were not responsive to other treatments, including TMS therapy. In addition, no adverse patient events were experienced during the Spravato® Pilot Program. As of the date of this MD&A, we have collected as significant portion of the expected revenue from Spravato® treatments performed during Q1 2021.

Management believes that offering Spravato® treatments resulted in the capture of a wider range of patients suffering from treatment-resistant depression.

The administration of Spravato® complemented TMS therapy as an additional modality for treatment failures with some patients preferring to be referred to TMS therapy once stabilized. Patients who previously did not respond to TMS therapy made up the largest portion of patients during the Spravato® Pilot Program, illustrating the potential for previous TMS therapy patients to receive Spravato® therapy, and vice versa. Operationally, the administration of Spravato® did not disrupt TMS operations and the observation period was extremely well tolerated.

Based on the above promising findings, we expect to expand our offering of Spravato® to an additional 5-6 TMS Centers, bringing our total to 10-12 TMS Centers offering Spravato®. We will also explore opportunities to: (i) utilize the “buy and bill” billing method where possible from a regulatory perspective; and (ii) explore offering Spravato® using mid-level practitioners such as nurse practitioners or physician assistants.

Participation in BrainsWay Smoking Cessation Trial

On April 29, 2021, our Richmond Heights, Missouri TMS Center was named as one of the participating centers in BrainsWay Ltd.’s (“BrainsWay”) roll-out of its smoking cessation TMS therapy. BrainsWay Ltd. recently received FDA clearance for the use of their H4-coil TMS Device in aiding short-term smoking cessation.

COVID-19 Business Impact

Our active TMS Centers are expected to remain open despite the COVID-19 pandemic to both current and new patients, including as “essential businesses” under local health protocols.

Our entire team continues to work tirelessly to deliver the highest quality of care at all of our TMS Centers, while at the same time taking all possible steps to safeguard the health and well-being of our patients, employees and physician partners. We see these challenging operating conditions as temporary and we are starting to see a positive change in sentiment.

The COVID-19 pandemic has negatively impacted payor processes, causing a slowdown in collections and payors’ responsiveness to billing related communications throughout Fiscal 2020 and Q1 2021. We also experienced further delays in both credentialling and re-credentialling processes completed as part of our billing enhancements across our payor population. See “Factors Affecting the Comparability of our Results – Provision for Adjustment to Variable Consideration Estimate” and “Reconciliation of Accounts Receivable”.

Entity-Wide Regional Operating Income (Loss)

Q1 2021 resulted in an entity-wide regional operating loss of $1.5 million as compared to an entity-wide regional operating loss of $2.1 million in Q4 2020 and entity-wide regional operating income of $0.7 million in Q1 2020.

The entity-wide regional operating loss in Q1 2021 is primarily attributable to an increased provision for adjustment to variable consideration estimate due to the continued impact of the COVID-19 pandemic on payor processes (see “Factors Affecting the Comparability of our Results – Provision for Adjustment to Variable Consideration Estimate” and “Reconciliation of Accounts Receivable”) and increased marketing spend, to lessen the impact of the COVID-19 pandemic on our operating metrics and increase momentum as market conditions began to normalize. The inclusion of nine newly active TMS Centers as compared to Q1 2020 and nine TMS Centers in development during Q1 2021 will also take time to generate positive entity-wide regional operating income.

Investment in the Centralized Business Infrastructure and Rationalization of Aggregate Corporate Costs

Aggregate corporate costs for Q1 2021, including corporate employee compensation, corporate marketing expenses and other corporate, general and administrative expenses and excluding one-time expenses, increased by 8% to $4.2 million for Q1 2021 (Q1 2020: $3.9 million).

As anticipated by management, the Q1 2021 aggregate corporate costs growth rate has decreased significantly as compared to the Fiscal 2020 growth rate of 14% as we continue to scale into our centralized business infrastructure.

Continued Development of our TMS Center Network

We added three active TMS Centers during Q1 2021 with an additional nine TMS Centers in development as at March 31, 2021. This brings our total network to 128 TMS Centers as at March 31, 2021, which is an increase of 3% from Q1 2020.As of the date of this MD&A, we own and operate 128 TMS Centers.

We believe our development pipeline remains robust and primed for further expansion. See “Cautionary Note Regarding Forward-Looking Information”.

Share Consolidation

On January 12, 2021, our shareholders approved a special resolution for an amendment to our Articles and authorized the Share Consolidation of our outstanding Common Shares. On February 1, 2021, the Board effected the Share Consolidation on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares and on February 4, 2021, the Common Shares began trading on a post-consolidation basis on the TSX under its current trading symbol “GTMS”.

Nasdaq Listing

On March 15, 2021, our Common Shares were approved for listing and trading in U.S. dollars on the Nasdaq. Trading on the Nasdaq commenced at the start of trading on March 16, 2021 under the symbol “GBNH”. Our Common Shares will continue trading on the TSX in Canadian dollar currency under the symbol “GTMS”.

RESULTS OF OPERATIONS

Selected Financial Information

The following table summarizes our results of operations for the periods indicated. The selected consolidated financial information set out below have been derived from our unaudited condensed interim consolidated financial statements and related notes.

(US$)	Q1 2021 (unaudited)	Q1 2020 (unaudited)
Total revenue	11,313,175	11,420,502

Direct center and patient care costs	6,360,023	5,881,290
Regional employee compensation	2,986,315	2,526,190
Regional marketing expenses	1,984,621	867,102
Depreciation	1,474,334	1,406,124
Total direct center and regional costs	12,805,293	10,680,706
Regional operating income (loss)	(1,492,118)	739,796
Center development costs	280,433	229,507
Corporate employee compensation	2,886,584	2,623,430
Corporate marketing expenses	161,034	305,448
Other corporate, general and administrative expenses	1,668,464	947,618
Share-based compensation	205,970	109,405
Amortization	115,833	115,833
Interest expense	1,027,912	657,834
Interest income	(2,182)	(8,482)
Loss before income taxes	(7,836,166)	(4,240,797)
Income tax expense	–	–
Loss for the period and comprehensive loss	(7,836,166)	(4,240,797)
Loss attributable to non-controlling interest	(209,612)	(82,523)
Loss attributable to the common shareholders of Greenbrook	(7,626,554)	(4,158,274)
Net loss per share (basic and diluted) (1)	(0.56)	(0.39)

Notes:

(1)	The Company has retrospectively presented the net loss per share calculations reflecting the number of Common Shares outstanding following the Share Consolidation. See “Basis of Presentation” above.

Selected Financial Position Data

The following table provides selected financial position data for the years and periods indicated:

	As at March 31,		As at December 31,
(US$)	2021 (unaudited)	2020 (unaudited)	2020
Cash	5,933,799	3,212,676	18,806,742
Current assets (excluding cash)	12,633,364	12,922,535	11,858,737
Total assets	56,139,351	54,063,670	68,600,408
Current liabilities	20,784,539	13,752,847	27,674,144
Non-current liabilities	37,490,408	21,639,582	38,042,522
Total liabilities	58,274,947	35,392,429	65,716,666
Non-controlling interests	(1,110,172)	218,382	(392,560)
Shareholders’ equity	(2,135,596)	18,671,241	2,883,742

Selected Operating Data

The following table provides selected operating data for the years and periods indicated:

	As at March 31,		As at December 31,
(unaudited)	2021	2020	2020
Number of active TMS Centers(1)	119	110	116
Number of TMS Centers-in-development(2)	9	14	9
Total TMS Centers	128	124	125
Number of management regions	13	13	13
Number of TMS Devices installed	201	189	198
Number of regional personnel	317	302	305
Number of shared-services / corporate personnel(3)	49	47	49
Number of TMS providers(4)	116	117	117
Number of consultations performed(5)	3,591	2,360	11,305
Number of patient starts(5)	1,583	1,326	5,445
Number of treatments performed(5)	52,126	47,970	195,992
Average revenue per treatment(5)	$217	$238	$220

Notes:

(1)	Active TMS Centers represent TMS Centers that have performed billable TMS services.

(2)	TMS Centers-in-development represents TMS Centers that have committed to a space lease agreement and the development process is substantially complete.

(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.

(4)	Represents physician partners that are involved in the provision of TMS therapy services from our TMS Centers.

(5)	Figure calculated for the applicable year or period ended.

Analysis of Results for Q1 2021

The following section provides an overview of our financial performance during Q1 2021 compared to Q1 2020.

Total Revenue

Consolidated revenue decreased slightly by 1% to $11.3 million in Q1 2021 (Q1 2020: $11.4 million). This was predominantly due an increased provision for adjustment to the variable consideration estimates due to the continued impact of the COVID-19 pandemic on payor process, partially offset by an increase in patient starts and treatments volumes. See “Factors Affecting the Comparability of our Results – Provision for Adjustment to Variable Consideration Estimate” and “Reconciliation of Accounts Receivable”.

New patient starts increased by 19% to 1,583 in Q1 2021 (Q1 2020: 1,326), treatment volumes increased by 9% to 52,126 in Q1 2021 (Q1 2020: 47,970) and consultations increased by 52% in Q1 2021 at 3,591 (Q1 2020: 2,360). The continued strong performance of these key operating metrics, despite the impact of the COVID-19 pandemic, demonstrates sound business fundamentals and positions us for continued future growth as operating conditions normalize. We also believe that the COVID-19 pandemic has increased demand for mental health services (including TMS therapy), which we believe will promote continued growth (see “Cautionary Note Regarding Forward-Looking Information” above).

Same-Region Sales Growth was -6% in Q1 2021 as compared to 29% in Q1 2020. The decrease was primarily due to an increased provision for adjustment to the variable consideration estimates due to the continued impact of the COVID-19 pandemic on payor processes. As operating conditions continue to normalize, we believe this metric will revert back to pre-COVID-19 pandemic levels (see “Cautionary Note Regarding Forward-Looking Information” and “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above).

Average revenue per treatment decreased by 9% to $217 in Q1 2021 (Q1 2020: $238) due to the impact of COVID-19 on payor processes through a lack of timely and accurate communication which resulted in additional price concessions and an increased provision for adjustment to variable consideration estimate that persisted into Q1 2021 (see “Factors Affecting the Comparability of our Results – Provision for Adjustment to Variable Consideration Estimate” and “Reconciliation of Accounts Receivable”). Excluding the impact of the provision for adjustment to variable consideration estimate, our average reimbursement rates would have remained stable.

Accounts Receivable

Accounts receivable decreased by $0.3 million to $10.7 million as at the end of Q1 2021 (End of Q1 2020: $11.0 million) and remained consistent at $10.7 million compared to the end of Q4 2020 (End of Q4 2020: $10.7 million). This is despite strong quarter-over-quarter revenue growth and the impact of COVID-19 on payor processes through a lack of timely and accurate communication, which resulted in additional price concessions and an increased provision for adjustment to variable consideration estimate that persisted into Q1 2021 (see “Factors Affecting the Comparability of our Results – Provision for Adjustment to Variable Consideration Estimate” above and “Reconciliation of Accounts Receivable” below).

In an effort to strengthen our billing relationship and rate negotiation position with payors, as well as optimize billing processes, including credentialling, we decided to improve our collection practices by consolidating our billing structure to begin remitting claims on a state-wide basis in Fiscal 2020. This process included multiple re-credentialling processes across our payor population. The impact of COVID-19 on payor processes including the billing enhancements noted above, through a lack of timely and accurate communication, resulted in additional price concessions and an increased provision for adjustment to variable consideration estimate that persisted in Q1 2021 (see “Factors Affecting the Comparability of our Results – Provision for Adjustment to Variable Consideration Estimate” and “Reconciliation of Accounts Receivable”).

As a result of our new billing structure coupled with the transition to a scalable billing and reimbursement platform in Fiscal 2019, we set a monthly record in cash collections in March 2021. We believe the changes to our billing processes will allow us to continue to significantly improve our billing and collection capabilities in the future. See “Cautionary Note Regarding Forward-Looking Information” above.

We also continue to collect on services rendered in excess of 24 months from the date such services were rendered.

Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs

Direct center and regional costs increased by 20% to $12.8 million during Q1 2021 (Q1 2020: $10.7 million). This increase is primarily due to an increase in treatments, operating 119 active TMS Centers as at March 31, 2021 as compared to 110 active TMS Centers as at March 31, 2020 and increased marketing spend, to increase momentum as market conditions started to normalize.

We incurred an entity-wide regional operating loss of $1.5 million during Q1 2021 compared to entity wide regional operating income of $0.7 million in Q1 2020. This was predominantly due an increased provision adjustment to the variable consideration estimates due to the continued impact of the COVID-19 pandemic on payor processes (see “Factors Affecting the Comparability of our Results – Provision for Adjustment to Variable Consideration Estimate”, “Total Revenue” and “Reconciliation of Accounts Receivable”) and increased marketing spend, to increase momentum as market conditions started to normalize. In addition, the inclusion of nine newly active TMS Centers and nine TMS Centers in development which will take time to generate positive entity-wide regional operating income also contributed to the loss position. The entity-wide regional operating income margin was -13% in Q1 2021 compared to 6.5% in Q1 2020.

Center Development Costs, Capital Expenditures and Working Capital Investment

Center development costs increased by 22% to $0.3 million during Q1 2021 (Q1 2020: $0.2 million) predominantly as a result of the resumption in development activity in Q1 2021 after a curtailment of spend late in Q1 2020 as a result of the COVID-19 pandemic. Average cash investment to establish new TMS Centers, including center development costs, capital expenditures and working capital investment, remained consistent at $0.16 million in Q1 2021 (Q1 2020: $0.16 million).

Corporate Employee Compensation

Corporate employee compensation incurred to manage the centralized business infrastructure of the Company increased by 10% to $2.9 million during Q1 2021 (Q1 2020: $2.6 million). The increase was primarily due to key senior hires, including the former Interim Chief Financial Officer (see “Related Party Transactions” below) and the Senior Vice President of Operations.

As anticipated by management, the Q1 2021 corporate employee compensation growth rate has decreased significantly as compared to the Fiscal 2020 corporate employee compensation growth rate of 44% as we are starting to scale into our centralized business infrastructure and leverage these fixed costs as we continue to expand our TMS Center network.

Corporate Marketing Expenses

Corporate marketing expenses decreased by 47% to $0.2 million during Q1 2021 (Q1 2020: $0.3 million). The decrease was primarily a result of the timing of discretionary spending.

Other Corporate, General and Administrative Expenses

Other corporate, general and administrative expenses increased by 76% to $1.7 million during Q1 2021 (Q1 2020: $0.9 million). The increase was primarily a result of the one-time deferred payment costs with respect to the earn-out consideration in connection with the acquisition of Achieve TMS and one-time Nasdaq listing related professional and legal fees. See “Adjusted EBITDA and One-Time Expenses” below. Excluding one-time expenses, other corporate, general and administrative expenses increased by 22% to $1.2 million during Q1 2021 (Q1 2020: $0.9 million).

As anticipated by management, the other corporate, general and administrative expenses growth rate has decreased as compared to the Fiscal 2020 growth rate of 44% (after excluding one-time expenses). We expect that the other corporate, general and administrative expenses growth rate will continue to normalize throughout Fiscal 2021 and that we will be able to scale our investments and leverage fixed costs as we expand our TMS Center network in the future. See “Cautionary Note Regarding Forward-Looking Information”.

Share-Based Compensation

Share-based compensation increased by 88% to $0.2 million during Q1 2021 (Q1 2020: $0.1 million), predominantly due to the timing of stock options granted to key personnel to ensure retention and long-term alignment with the goals of the Company.

Amortization

Amortization remained consistent at $0.1 million during Q1 2021 (Q1 2020: $0.1 million). The amortization was a result of the intangible assets acquired by the Company in connection with the acquisition of Achieve TMS.

Interest

Interest expense increased by 56% to $1.0 million during Q1 2021 (Q1 2020: $0.7 million). The increase in interest expense is primarily due to the addition of new lease liabilities in connection with the execution of our regional growth strategy and the credit and security agreement (the “Credit Agreement”) entered into on December 31, 2020 for a secured $30 million credit facility (“Credit Facility”) with Oxford Finance LLC (the “Lender”). See “Indebtedness”.

Interest income decreased by 74% to $0.002 million during Q1 2021 (Q1 2020: $0.008 million) as a result of a decrease in the amount of excess funds invested.

Loss for the Period and Comprehensive Loss and Loss for the Period Attributable to the Common Shareholders of Greenbrook

The loss for the period and comprehensive loss increased by 85% to $7.8 million during Q1 2021 (Q1 2020: $4.2 million). This was predominantly due an increased provision for adjustment to variable consideration estimate due to the continued impact of the COVID-19 pandemic on payor processes (see “Factors Affecting the Comparability of our Results – Provision for Adjustment to Variable Consideration Estimate”, “Total Revenue” and “Reconciliation of Accounts Receivable”) and increased marketing spend, to lessen the impact of the COVID-19 pandemic on our operating metrics and increase momentum as market conditions started to normalize. In addition, the inclusion of nine newly active TMS Centers and nine TMS Centers in development (which will take time to generate positive entity-wide regional operating income as described above) also contributed to the loss position (see “Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs”, and “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above).

The loss attributable to the common shareholders of Greenbrook increased by 83% to $7.6 million during Q1 2021 (Q1 2020: $4.2 million). This was predominantly due an increased provision for adjustment to variable consideration estimate due to the continued impact of the COVID-19 pandemic on payor processes (see “Factors Affecting the Comparability of our Results – Provision for Adjustment to Variable Consideration Estimate”, “Total Revenue” and “Reconciliation of Accounts Receivable”) and increased marketing spend, to lessen the impact of the COVID-19 pandemic on our operating metrics and increase momentum as market conditions started to normalize. In addition, the inclusion of nine newly active TMS Centers and nine TMS Centers in development (which will take time to generate positive entity-wide regional operating income as described above) also contributed to the loss position (see “Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs”, and “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above).

Adjusted EBITDA and One-Time Expenses

The Adjusted EBITDA loss position increased by 144% to $4.0 million during Q1 2021 (Q1 2020: $1.6 million) predominately due to an increased provision for adjustment to variable consideration estimate due to the continued impact of the COVID-19 pandemic on payor processes (see “Factors Affecting the Comparability of our Results – Provision for Adjustment to Variable Consideration Estimate”, “Total Revenue” and “Reconciliation of Accounts Receivable”) and increased marketing spend, to lessen the impact of the COVID-19 pandemic on our operating metrics and increase momentum as market conditions started to normalize. In addition, the inclusion of nine newly-active TMS Centers and nine TMS Centers in development (which will take time to generate positive entity-wide regional operating income as described above) also contributed to the loss position. See “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics”. Also refer to “Corporate Employee Compensation”, “Other Corporate, General and Administrative Expenses”, “Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs” in this MD&A.

Due to their nature, the deferred payment costs with respect to the earn-out consideration in connection with the acquisition of Achieve TMS was a one-time expenses incurred during Q1 2021 and was therefore excluded from Adjusted EBITDA. One-time professional and legal fees incurred in connection with the listing of our Common Shares on the Nasdaq have also been excluded from Adjusted EBITDA.

QUARTERLY FINANCIAL INFORMATION

Selected Quarterly Financial Information

The following table summarizes the results of our operations for the eight most recently completed fiscal quarters:

(unaudited)	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019
Revenue	11,313,175	9,913,552	12,006,570	9,788,555	11,420,502	12,536,671	8,459,103	8,082,559
Regional operating income (loss)(1)	(1,492,118)	(2,050,168)	967,584	(225,198)	739,796	2,056,836	770,813	1,002,166
Net loss attributable to common shareholders of Greenbrook	(7,626,554)	(8,391,630)	(7,636,132)	(9,477,505)	(4,158,274)	(7,034,356)	(3,431,009)	(2,874,092)
Adjusted EBITDA	(4,013,910)	(4,223,446)	(937,073)	(1,665,672)	(1,648,053)	(1,296,201)	(1,033,876)	(957,428)
Net loss per share – Basic(2)	(0.56)	(0.60)	(0.57)	(0.76)	(0.39)	(0.62)	(0.31)	(0.28)
Net loss per share – Diluted(2)	(0.56)	(0.60)	(0.57)	(0.76)	(0.39)	(0.62)	(0.31)	(0.28)

Notes:

(1)	Regional operating income (loss) for the fourth quarter ended December 31, 2019 has been updated to exclude amortization. See “Components of Our Results of Our Operations and Trends Affecting our Business” above.
(2)	The Company has retrospectively presented the number of Common Shares and net loss per share calculations reflecting the number of Common Shares following the Share Consolidation. See “Basis of Presentation” above.

Selected Quarterly Operating Data

The following table provides selected operating data for the periods indicated:

(unaudited)	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019
Number of active TMS Centers(1)	119	116	114	113	110	102	94	67
Number of TMS Centers-in-development(2)	9	9	11	12	14	17	12	10
Total TMS Centers	128	125	125	125	124	119	106	77
Number of management regions	13	13	13	13	13	13	13	10
Number of TMS Devices installed	201	198	191	189	189	178	164	127
Number of regional personnel	317	305	286	275	302	273	253	199
Number of shared-services / corporate personnel(3)	49	49	47	44	47	44	36	30
Number of TMS providers(4)	116	117	113	112	117	109	102	64
Number of consultations performed	3,591	3,587	3,283	2,075	2,360	2,479	2,177	1,942
Number of patient starts	1,583	1,428	1,473	1,218	1,326	1,192	1,049	999
Number of treatments performed	52,126	54,408	51,033	42,581	47,970	51,247	37,890	36,819
Average revenue per treatment	$217	$182	$235	$230	$238	$245	$223	$220

Notes:

(1)	Active TMS Centers represent TMS Centers that have performed billable TMS services.
(2)	TMS Centers-in-development represents TMS Centers that have committed to a space lease agreement and the development process is substantially complete.
(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.
(4)	Represents physician partners that are involved in the provision of TMS therapy services from our TMS Centers.

New patient starts were 1,583 in Q1 2021, representing a 11% quarter-over-quarter increase compared to Q4 2020 (Q4 2020: 1,428). Treatment volumes were 52,126 in Q1 2021, representing a 4% quarter-over-quarter decrease compared to Q4 2020 (Q4 2020: 54,408) due to the usual seasonal factors. Consultations were 3,591 in Q1 2021, remaining relatively flat compared to Q4 2020 (Q4 2020: 3,587). The continued strong performance of these key operating metrics, despite the impact of the COVID-19 pandemic, demonstrates sound business fundamentals and positions us for continued future growth as operating conditions normalize. We also believe that the COVID-19 pandemic has increased demand for mental health services (including TMS therapy), which we believe will promote continued growth (see “Cautionary Note Regarding Forward-Looking Information”).

We generated consolidated revenue of $11.3 million in Q1 2021, representing a 14% quarter-over-quarter increase compared to Q4 2020 (Q4 2020: $9.9 million). Average revenue per treatment was $217 in Q1 2021, representing a 19% quarter-over-quarter increase compared to Q4 2020 (Q4 2020: $182). This was primarily attributable to a reduction in the provision for adjustment to variable consideration estimate during Q1 2021 compared to Q4 2020 (see “Factors Affecting the Comparability of our Results – Provision for Adjustment to Variable Consideration Estimate” and “Reconciliation of Accounts Receivable”) partially offset by lower treatment volumes from adverse weather conditions (see “Factors Affecting the Comparability of our Results – Seasonality”).

We experienced an entity-wide regional operating loss of $1.5 million in Q1 2021, representing a 27% quarter-over-quarter decrease compared to Q4 2020 (Q4 2020: $2.1 million), primarily as a result of an increase in consolidated revenue in Q1 2021 as compared to Q4 2020.

The loss attributable to the common shareholders of Greenbrook was $7.6 million in Q1 2021, representing a 9% quarter-over-quarter decrease compared to Q4 2020 (Q4 2020: $8.4 million). The decrease in the loss attributable to the common shareholders of Greenbrook was predominately due to additional earn-out consideration in connection with the acquisition of Achieve TMS that was recognized in Q4 2020, partially offset by a reduction in the provision for adjustment to variable consideration estimate during Q1 2021 as compared to Q4 2020 (see “Factors Affecting the Comparability of our Results – Provision for Adjustment to Variable Consideration Estimate” and “Reconciliation of Accounts Receivable”).

The Adjusted EBITDA loss position increased to $4.0 million in Q1 2021, representing a 5% quarter-over-quarter decrease compared to Q4 2020 (Q4 2020: $4.2 million). This was primarily attributable to a reduction in the provision for adjustment to variable consideration estimate during Q1 2021 compared to Q4 2020 (see “Factors Affecting the Comparability of our Results – Provision for Adjustment to Variable Consideration Estimate” and “Reconciliation of Accounts Receivable”), partially offset by lower treatment volumes from adverse weather conditions (see “Factors Affecting the Comparability of our Results – Seasonality”).

EBITDA AND ADJUSTED EBITDA

The table below illustrates our EBITDA and Adjusted EBITDA for the periods presented:

(US$)	Q1 2021 (unaudited)	Q1 2020 (unaudited)
EBITDA	(5,010,657)	(1,986,965)
Adjusted EBITDA	(4,013,910)	(1,648,053)

See “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” and “Reconciliation of Loss Attributable to the Common Shareholders of Greenbrook to EBITDA and Adjusted EBITDA” immediately below.

RECONCILIATION OF LOSS ATTRIBUTABLE TO THE COMMON SHAREHOLDERS OF GREENBROOK TO EBITDA AND ADJUSTED EBITDA

The table below illustrates a reconciliation of loss attributable to the common shareholders of Greenbrook to EBITDA and Adjusted EBITDA for the periods presented:

(US$)	Q1 2021 (unaudited)	Q1 2020 (unaudited)
Loss attributable to the common shareholders of Greenbrook	(7,626,554)	(4,158,274)
Add the impact of:
Interest expense	1,027,912	657,834
Amortization	115,833	115,833
Depreciation	1,474,334	1,406,124
Less the impact of:
Interest income	(2,182)	(8,482)
EBITDA	(5,010,657)	(1,986,965)
Add the impact of:
Share-based compensation	205,970	109,405
TMS Center development costs	280,433	229,507
Add the impact of:
Deferral payment expense in relation to Achieve TMS cash earn-out consideration owed	300,000	–
Nasdaq listing related professional and legal fees	210,344	–
Adjusted EBITDA	(4,013,910)	(1,648,053)

RECONCILIATION OF ACCOUNTS RECEIVABLE

A quantitative reconciliation of accounts receivable in respect of the three-month periods ended March 31, 2021 and 2020, and the year ended December 31, 2020 is provided below, which includes a quantification of the provision for the adjustment to variable consideration estimate resulting from the additional price concessions which were deemed necessary:

(US$)	Q1 2021 (unaudited)	Q1 2020 (unaudited)	Fiscal 2020 (unaudited)
Opening accounts receivable balance as at January 1,	10,708,062	10,091,087	10,091,087
Revenue recognized based on expected value	12,482,512	11,420,502	46,284,419
Provision for adjustment to variable consideration estimate	(1,169,337)	–	(3,155,240)
Payments received	(11,285,025)	(10,555,114)	(42,512,204)
Ending accounts receivable balance at the period end date	$10,736,212	$10,956,475	$10,708,062

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company’s primary uses of capital are to finance operations, finance new TMS Center development costs, increase non-cash working capital and fund investments in its centralized business infrastructure. The Company’s objectives when managing capital are to ensure that the Company will continue to have enough liquidity to provide services to its customers and provide returns to its shareholders.

The Company, as part of its annual budgeting process, evaluates its estimated annual cash requirements to fund planned expansion activities and working capital requirements of existing operations. Based on this budget and considering its anticipated cash flows from regional operations and its holdings of cash, the Company believes that it has sufficient capital to meet its future operating expenses, capital expenditures and future debt service requirements for approximately the next two months as of the date of this MD&A. However, our ability to fund operating expenses, capital expenditures and future debt service requirements will depend on, among other things, our ability to source external funding, our future operating performance, which will be affected by the velocity of our regional development strategy and general economic, financial and other factors, including factors beyond our control such as the COVID-19 pandemic. See “Cautionary Note Regarding Forward-Looking Information”, “Risks and Uncertainties” and “Factors Affecting our Performance” in this MD&A.

As announced by the Company on May 4, 2021, the Company is currently pursuing an underwritten public offering of Common Shares in the United States and Canada (the “Offering”). The Common Shares are being offered by a syndicate of underwriters led by Stifel, Nicolaus & Company, Incorporated (the “Underwriters”). The actual number of Common Shares to be distributed, the price of each Common Share and the size of the Offering will be determined by negotiation between the Company and the Underwriters in the context of the market with final terms to be determined at the time of pricing. The Offering is subject to a number of customary conditions, including, without limitation, receipt of all regulatory and stock exchange approvals. The Offering is also subject to market conditions, and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering.

Analysis of Cash Flows for Q1 2020

The following table presents our cash flows for each of the periods presented:

(US$)	Q1 2021	Q1 2020
Net cash used in operating activities	(6,246,974)	(2,554,425)
Net cash used in financing activities	(2,797,561)	(1,956,104)
Net cash used in investing activities	(3,828,408)	(224,402)
Increase (decrease) in cash	(12,872,943)	(4,734,931)

Cash Flows used in Operating Activities

For Q1 2021, cash flows used in operating activities (which includes the full cost of developing new TMS Centers) totaled $6.2 million, as compared to $2.6 million in Q1 2020. The increase in cash flows used in operating activities is primarily attributable to increased loss during the period (see “Loss for the Period and Comprehensive Loss and Loss for the Period Attributable to the Common Shareholders of Greenbrook” above) and payment of transaction costs incurred with respect to the Credit Facility and the Nasdaq listing.

Cash Flows used in Financing Activities

For Q1 2021, cash flows used in financing activities amounted to $2.8 million as compared to $2.0 million in Q1 2020. This change is largely driven by an increase in distributions to non-controlling interests during Q1 2021 compared to Q1 2020 and interest payments made in connection with the Credit Facility.

Cash Flows used in Investing Activities

For Q1 2021, cash flows used in investing activities totaled $3.8 million as compared to $0.2 million in Q1 2020, which primarily relates to the release of the deferred consideration held in an escrow account upon satisfying all escrow conditions and a portion of the earn-out consideration in relation to the acquisition of Achieve TMS. See “Factors Affecting the Comparability of Our Results – Acquisition of Achieve TMS”. The remaining earn-out consideration was deferred in exchange for a fee of $0.3 million and will be paid on June 30, 2021 concurrently with the deferral fee.

INDEBTEDNESS

During Fiscal 2018, the Company assumed loans from four separate banking institutions that were previously extended for the purchase of TMS Devices to non-controlling interest holder partners. The device loans were assumed as part of partnerships with local physicians, behavioral health groups or other investors, which own minority interests in certain TMS Center subsidiaries. These device loans bear an average interest rate of 10% with average monthly blended interest and capital payments of $1,575 and mature or matured, as applicable, during the years ended December 31, 2019 to December 31, 2023. There are no significant financial covenants associated with these loans. The loans related to one of the banking institutions were repaid during Fiscal 2019.

During Fiscal 2019, the Company assumed loans from two separate banking institutions that were previously extended for the purchase of TMS Devices to non-controlling interest holder partners. The device loans were assumed as part of partnerships with local physicians, behavioral health groups or other investors, which own minority interests in certain TMS Center subsidiaries. These device loans bear an average interest rate of 13% with average monthly blended interest and capital payments of $1,756 and mature during the year ended December 31, 2021. There are no significant financial covenants associated with these loans.

During Fiscal 2020, the Company was released from its obligations pertaining to one of the bank loans assumed during Fiscal 2019 in the amount of $45,680 as a result of the disposal of the related TMS Device.

During Q1 2021, the Company repaid TMS Device loans totalling $19,039 (Q1 2020: $26,158).

On April 21, 2020, Greenbrook entered into a promissory note with the U.S. Bank National Association (the “PPP Lender”), evidencing an unsecured loan in the amount of $3,080,760 (the “PPP Loan”) made to the Company under the United States Paycheck Protection Program (the “PPP”). The PPP is a program organized by the U.S. Small Business Administration established under the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”). The PPP Loan bears interest at a fixed rate of 1.0% per annum with a maturity date of two years from the date of the Loan. Payments are deferred for the first 16 months under the PPP Loan, and the PPP Loan may be forgiven, in whole or in part, subject to various factors including that the proceeds from the PPP Loan are used by Greenbrook to cover payroll costs, rent and utilities.

As federal authorities continue to update relevant policies and guidelines regarding the PPP, including some that have retroactive effect, we are monitoring these developments and assessing any changes in our eligibility for the PPP or any other subsidies or support mechanics under the CARES Act. The Company will be applying for forgiveness of the PPP Loan it received under the PPP, though there can be no assurances at this time that the PPP Loan will be forgiven, whether in part or in whole.

On December 31, 2020, we entered into the Credit Agreement for our $30 million Credit Facility with the Lender. The Credit Facility provided a $15 million term loan that was funded at closing on December 31, 2020, with an option of drawing up to an additional $15 million in three $5 million delayed-draw term loan tranches within the 24 months following closing, subject to achieving specific financial milestones. As of the date of this MD&A, the Company does not currently meet these financial milestones and is, therefore, unable to draw down on any of the delayed-draw term loan tranches under the Credit Facility at this time. All amounts borrowed under the Credit Facility will bear interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%. The Credit Facility has a five-year term and amortizes over the life of the Credit Facility with 1% of the principal amount outstanding amortized over years one to four with the remaining outstanding principal repaid in installments over the fifth year. The Company has granted general security over all assets of the Company in connection with the performance and prompt payment of all obligations of the Credit Facility.

The terms of the Credit Agreement require us to satisfy various affirmative and negative covenants and to meet certain financial tests, including but not limited to, consolidated minimum revenue and minimum qualified cash, each of which became effective on March 31, 2021. These covenants limit, among other things, our ability to incur additional indebtedness outside of what is permitted under the Credit Agreement, create certain liens on assets, declare dividends and engage in certain types of transactions. As of the end of Q1 2021, we were in compliance with such covenants. The Credit Agreement includes customary events of default, including payment and covenant breaches, bankruptcy events and the occurrence of a change of control.

As consideration for providing the Credit Facility, we issued 51,307 common share purchase warrants (the “Lender Warrants”), each exercisable for one Common Share at an exercise price of C$11.20 per Common Share, to the Lender. The Lender Warrants will expire on December 31, 2025.

On March 30, 2021, the Company and TMS US received a waiver from the Lender with respect to their obligation under the Credit Agreement to deliver annual audited financial statements with respect to Fiscal 2020 that do not contain any “going concern” or similar qualification or exception. As consideration for the waiver granted by the Lender, the Company, TMS US and each of the other parties to the Credit Agreement covenanted that the Company would complete an equity and/or subordinated debt offering for proceeds of at least $12 million. The failure to satisfy this covenant will constitute an immediate event of default under the Credit Agreement.

Contractual Obligations

The following table summarizes our significant contractual obligations as of March 31, 2021:

(unaudited)	Total	Less than 1 year	1 – 3 years	3 - 5 years	More than 5 years
Loans Payable	24,110,434	2,890,157	4,635,992	16,584,285	-
Rental Leases	24,994,315	3,875,899	7,065,966	5,872,944	8,179,506
Device Leases	12,992,923	3,485,061	3,755,727	2,952,995	2,799,140
Total	62,097,672	10,251,117	15,457,685	25,410,224	10,978,646

The table above does not reflect our obligation to pay certain of the vendors in connection with the acquisition of Achieve TMS of $7,223,630. $2,780,590 of this balance was paid in cash on March 26, 2021 while certain vendors have agreed to defer $4,443,040 of the earn-out consideration due to them until June 30, 2021 in exchange for additional cash consideration in the aggregate amount of $300,000, which payment will be made concurrently with the deferred cash payment.

Off-Balance Sheet Arrangements

The Company has not engaged in any off-balance sheet financing transactions.

Share Information

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As of March 31, 2021, there were 13,735,288 Common Shares and nil preferred shares issued and outstanding. In addition, there were 866,333 stock options, 111,109 broker warrants and 51,307 Lender Warrants, each representing a right to acquire one Common Share, issued and outstanding. As of the date of this MD&A, assuming exercise and exchange of all outstanding options, broker warrants and Lender Warrants, there are 14,764,037 equity securities of the Company issued and outstanding on a fully-diluted basis.

Related Party Transactions

Compensation of key management personnel

The Company transacts with key individuals from management who have authority and responsibility to plan, direct, and control the activities of the Company. Key management personnel are defined as the executive officers of the Company, including the President and Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”), the Interim Chief Financial Officer, the Chief Operating Officer, the Chief Marketing Officer and the Chief Medical Officer.

On April 20, 2021, the Interim Chief Financial Officer stepped down from his role which he held since November 2020. He will remain with the Company until his responsibilities have been fully transitioned to the CFO, who has returned from his leave of absence.

Transactions with significant shareholder – Greybrook Health Inc.

As at March 31, 2021, $500 was included in accounts payable and accrued liabilities related to payables for management services and other overhead costs rendered by Greybrook Health Inc. (“Greybrook Health”) to the Company in the ordinary course of business under the MSA (as defined below) (March 31, 2020: $0.1 million).

On January 1, 2015, we entered into a management and consulting services agreement (the “MSA”) with our significant shareholder, Greybrook Health, pursuant to which Greybrook Health provided us and our subsidiaries with certain incidental services, including financial advisory services, business development advisory services and business and operating consulting services (collectively, the “Services”). More specifically, these Services included: (i) the provision of office space for our head office in Toronto, Ontario, and (ii) compensation for our CFO, COO and twelve other employees consisting of our general counsel and, ten full-time employees and one part-time employee that, together, provided customary administrative, finance and accounting services to us and one part-time employee that provided customary IT infrastructure services to us. All of the Services provided by Greybrook Health were provided on a cost basis whereby we reimbursed Greybrook Health for costs incurred in connection with the provision of such Services. There was no mark-up charged by Greybrook Health for the provision of the Services. The aggregate amount paid by us to Greybrook Health under the MSA for each of Q1 2021 and Q1 2020 was $0.1 million and $0.1 million, respectively. The MSA was terminated effective February 1, 2021.

Subsequent to September 30, 2019, compensation for all employees noted above, except for the Chief Operating Officer and the part time contractor that provides customary IT infrastructure services to us, is no longer being provided by Greybrook Health and is being paid directly by us. Following the termination of the MSA on February 1, 2021, the compensation for the COO and the part time contractor that provides customary IT infrastructure services to the Company is being paid directly by the Company. Following termination of the MSA, we entered into a license agreement with Greybrook Capital Inc. for the provision of office space for our head office in Toronto, Ontario, effective as of February 1, 2021. Under the agreement, we are required to pay approximately C$10,000 per month. The initial term of the agreement expires on December 31, 2021, subject to the mutual agreement of the parties to extend the term. The license may be terminated by either party with 90 days’ written notice to the other party.

Risks and Uncertainties

We are exposed to a variety of financial risks in the normal course of our business, including currency, interest rate, credit, and liquidity risks. Our overall risk management program and business practices seek to minimize any potential adverse effects on our consolidated financial performance. Risk management is carried out under practices approved by the Board. This includes identifying, evaluating and hedging financial risks based on requirements of our organization. Our Board provides guidance for overall risk management, covering many areas of risk including interest rate risk, credit risk, liquidity risk and currency risk.

COVID-19

On January 30, 2020, the World Health Organization declared a global emergency with respect to the outbreak of COVID-19 and then characterized it as a pandemic on March 11, 2020. The outbreak has spread globally, causing companies and various international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these effects are expected to be temporary and may be relaxed or rolled back if and when the COVID-19 pandemic abates, the actions may be reinstated as the pandemic continues to evolve and in response to actual or potential resurgences. The duration of the resulting business disruptions and related financial impact cannot be reasonably estimated at this time. While all of our TMS Centers remain open, and are expected to remain open, during the pandemic, we experienced a temporary decline in both patient visits/treatments and new patient treatment starts during Fiscal 2020 as a result of the various “stay at home”, “shelter in place” and/or other restrictions imposed in response to the COVID-19 pandemic. This decline negatively impacted our business, and in particular has negatively impacted our cash flows during the year. As a result of our lower than expected cash flows during Fiscal 2020, we were required to obtain additional financing under the Credit Facility, the first $15 million tranche of which closed on December 31, 2020. However, it is possible that our consolidated results in future periods will be negatively impacted by the COVID-19 pandemic. We currently expect to have available liquidity for up to two months as of the date of this MD&A. Although we believe we will become cash flow positive in the future, we will require additional financing to fund our operating and investing activities, and we can provide no assurance that such financing will be available on acceptable terms, or at all.

We rely on payors to make timely payments to us for services provided to their beneficiaries. If payors are negatively impacted by a decline in the economy, including as a result of the COVID-19 pandemic, we may experience slowdowns in collections and a reduction in the amounts we expect to collect.

We also rely on third-party suppliers and manufacturers for our TMS Devices. This outbreak has resulted in the extended shutdown of certain businesses around the globe, which may in turn result in disruptions or delays to our supply chain. These may include disruptions from the temporary closure of third-party supplier and manufacturer facilities, interruptions in TMS Device supply or restrictions on the export or shipment of TMS Devices. Any disruption to our suppliers and their contract manufacturers will likely impact our revenue and operating results. The outbreak of the COVID-19 pandemic may also impact the availability of key TMS Device components, logistics flows and the availability of other resources to support critical operations.

A local, regional, national or international outbreak of a contagious disease, including, but not limited to, COVID-19, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, or a fear of any of the foregoing, could adversely impact us by causing operating delays and disruptions, labor shortages and shutdowns (including as a result of government regulation and prevention measures). If we are unable to mitigate the impacts of the COVID-19 pandemic on our operations, our costs may increase and revenue could decrease. It is unknown how we may be affected if such an epidemic persists for an extended period of time. A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for the services we provide.

The future impact of the outbreak is highly uncertain and cannot be predicted, and there is no assurance that the outbreak will not have a material adverse impact on our future results. The extent of the impact will depend on future developments, including actions taken to contain COVID-19.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to changes in interest rates on our cash and long-term debt. The Credit Facility bears interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%.

Credit Risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. We are exposed to credit risk from patients and third-party payors including federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. Our exposure to credit risk is mitigated in large part by the fact that the majority of our accounts receivable balances are receivable from large, creditworthy medical insurance companies and government-backed health plans.

Based on the Company’s industry, none of the accounts receivable is considered “past due”. Furthermore, the payors have the ability and intent to pay, but price lists for the Company’s services are subject to the discretion of payors. As such, the timing of collections is not linked to increased credit risk. The Company continues to collect on services rendered in excess of 24 months from the date such services were rendered.

Currency Risk

Currency risk is the risk to our earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. We have minimal exposure to currency risk as substantially all of our revenue, expenses, assets and liabilities are denominated in U.S. dollars. We pay certain vendors and payroll costs in Canadian dollars from time to time, but due to the limited size and nature of these payments they do not expose us to significant currency risk.

Liquidity Risk

Liquidity risk is the risk that we may encounter difficulty in raising funds to meet our financial commitments or can only do so at an excessive cost. We aim to ensure there is sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and our ability to raise capital from existing or new investors and/or lenders.

DISCLOSURE CONTROLS & PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the CEO and the CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure, including to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Management, under the oversight of the CEO and CFO, has evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of March 31, 2021. Based on this evaluation, the CEO and the CFO concluded that, as of March 31, 2021, the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Exchange Act) were ineffective as a result of material weaknesses identified in the Company’s internal control over financial reporting, which is further described below.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There has been no change in the Company’s disclosure controls and procedures that occurred during the three months ended March 31, 2021 that has materially affected, or is reasonably likely to materially affect, the Company’s disclosure controls and procedures.

Internal Controls over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS. In designing such controls, it should be recognized that, due to inherent limitations, any controls, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures.

An evaluation of the design and effectiveness of the Company’s internal controls over financial reporting was carried out by management, under the supervision of the CEO and CFO. In making this evaluation, the CEO and CFO used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013). Based on this evaluation, the CEO and CFO concluded that, as of March 31, 2021, the Company’s internal control over financial reporting was ineffective as a result of identified material weaknesses.

In connection with the audit of our consolidated financial statements that were prepared in accordance with IFRS, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), our management identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The Company discovered that, as an emerging growth company, it did not have the formalized internal control environment necessary to satisfy the accounting and financial reporting requirements, including a lack of documentation of its existing internal control environment. The control breakdown that gave rise to the material audit adjustment to revenue for the estimate for variable consideration identified by the external auditors was inadequate review and scrutiny of judgement involved in the application of IFRS 15, Revenue from Contracts with Customers to changes to variable consideration estimates at December 31, 2020. The material weaknesses that our management identified related to the following:

•	the Company did not have an effective risk assessment process that successfully identified and assessed risks of misstatement to ensure controls were designed and implemented to respond to those risks;

•	the Company did not have an effective monitoring process to assess the consistent operation of internal control over financial reporting and to remediate known control deficiencies; and

•	the Company did not effectively design and maintain appropriate segregation of duties and controls over the effective preparation, review and approval, and associated documentation of journal entries.

These control deficiencies are pervasive in impact and resulted in certain material misstatements to the Company’s financial statements identified through the audit, and which were corrected by management. Identified errors resulted in certain adjustments to the amounts or disclosures included revenue, share-based compensation, contributed surplus, cash, accounts receivable, accounts payable and accrued liabilities, loans payable, Lender Warrants, and professional and legal fees. These errors were corrected prior to the release of our annual financial statements for the financial year ended December 31, 2020.

The existence of these material weaknesses creates a reasonable possibility that an error may not be prevented or detected in the Company’s annual or interim financial statements on a timely basis.

We have established a remediation plan which includes the following specific remedial actions undertaken by management:

•	implementing a system to manage and automate our internal control over financial reporting processes and procedures;

•	hiring additional accounting and finance resources and personnel with expertise in internal control over financial reporting;

•	implementing processes and controls to better identify and manage the consistent operation of internal control over financial reporting and remediate known control deficiencies, including maintaining appropriate segregation of duties;

•	implementing journal entry approval workflow within our key financial system; and

•	retaining an international accounting firm to conduct a comprehensive assessment of our internal control over financial reporting processes and procedures and make recommendations for additional improvements to such processes and procedures.

We will take all measures necessary to address and cure the underlying causes of the material weaknesses. Once implemented, our remediation plan may take significant time and expense to be fully implemented and may require significant management attention, and our efforts may not prove to be successful in remediating the material weakness and do not guarantee that we will not suffer additional material weaknesses and/or significant deficiencies in the future. Management has and will continue to take actions to implement these remedial measures throughout Fiscal 2021. At this time, management estimates that it will have remediated the material weaknesses described above by the end of Fiscal 2021.

Despite the material weaknesses, and based on management’s assessment, management has concluded that the Company’s control environment continued to result in financial statements in prior periods that presented fairly, in all material respects, the Company’s financial position, results of operations, changes in equity (deficit) and cash flows in accordance with IFRS. As a result, no changes to the required conclusions made by the Company’s certifying officers were necessary. Furthermore, management has concluded that the annual financial statements for the financial year ended December 31, 2020 and the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity (deficit) and cash flows in accordance with IFRS.

If our management is unable to certify the effectiveness of our internal controls or if additional material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in the price of the Common Shares. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in the market price of the Common Shares and harm our ability to raise capital.

We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in our reported financial information, which in turn could result in a reduction in the trading price of the Common Shares.

As a result of our Nasdaq listing, we are now subject to the requirements of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). Section 404 of Sarbanes-Oxley (“Section 404”) requires companies subject to the reporting requirements of the U.S. securities laws to complete a comprehensive evaluation of our internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures and our management will be required to assess and issue a report concerning our internal controls over financial reporting. Pursuant to the Jumpstart Our Business Startups Act (“JOBS Act”), we are classified as an “emerging growth company”. Under the JOBS Act, emerging growth companies are exempt from certain reporting requirements, including the independent auditor attestation requirements of Section 404(b) of Sarbanes-Oxley. Under this exemption, our independent auditor will not be required to attest to and report on management’s assessment of our internal control over financial reporting during a transition period of up to five years from our initial registration in the United States. We will need to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, we believe that our business will grow in the United States, in which case our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of our testing, our management may identify additional material weaknesses or significant deficiencies, which may not be remedied in a timely manner. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our independent registered public accounting firm identifies additional material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our securities may suffer.

There has been no change in the Company’s ICFR that occurred during the three months ended March 31, 2021 that has materially affected, or is reasonable likely to materially affect, the Company’s ICFR.

Critical Accounting Estimates and Judgments

There have been no changes to the Company’s critical accounting estimates and judgments since the fiscal year ended December 31, 2020, except for the following additional disclosures noted below.

Revenue recognition:

Due to the nature of the industry and complexity of the Company’s revenue arrangements, where price lists are subject to the discretion of payors, variable consideration exists that may result in price concessions and constraints to the transaction price for the services rendered.

In estimating this variable consideration, the Company uses significant judgement and considers various factors including, but not limited to, the following:

•	commercial payors and the administrators of federally-funded healthcare programs exercise discretion over pricing and may establish a base fee schedule for TMS (which is subject to change prior to final settlement) or negotiate a specific reimbursement rate with an individual TMS provider;

•	average of previous net service fees received by the applicable payor and fees received by other patients for similar services;

•	management’s best estimate, leveraging industry knowledge and expectations of third-party payors’ fee schedules;

•	factors that would influence the contractual rate and the related benefit coverage, such as obtaining pre-authorization of services and determining whether the procedure is medically necessary;

•	probability of failure in obtaining timely proper provider credentialing (including re-credentialling) and documentation, in order to bill various payors which may result in enhanced price concessions; and

•	variation in coverage for similar services among various payors and various payor benefit plans.

The Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period in which such variances become known.

The above factors are not related to the creditworthiness of the large medical insurance companies and government-backed health plans encompassing the significant majority of the Company’s payors. The payors (large insurers and government agencies) have the ability and intent to pay, but price lists for the Company’s services are subject to the discretion of payors. As a result, the adjustment to reduce the transaction price and constrain the variable consideration is a price concession and not indicative of credit risk on the payors (i.e. not a bad debt expense).

Accounts receivable:

The Company considers a default to be a change in circumstances that results in the payor no longer having the ability and intent to pay. In these circumstances, a write-off of the related accounts receivable balance to bad debt would be recognized.

In estimating the collectability of its accounts receivable, the Company considers macroeconomic factors in assessing accounts receivable. Such factors would need to be significant to affect the ability and intent of the Company’s payors given their size and stature. No such factors were identified as at March 31, 2021, or the comparative period, and therefore no bad debt was recognized.

COVID-19:

The uncertainties around the outbreak of COVID-19 required the use of judgements and estimates which resulted in no material impacts for the period ended March 31, 2021. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant risk of material adjustment to the carrying amounts of the following: goodwill and intangible assets impairment, leases, business combinations, provisions, litigations and claims.

The Company has experienced losses since inception and has negative cash flow from operating activities of $6.3 million for the three months ended March 31, 2021 ($2.6 million – three months ended March 31, 2020). Given the impact that the COVID-19 pandemic, including the related government-imposed social distancing and “shelter-in-place” measures, has had on the overall volumes of patient treatments, the overall cash flows of the Company have been negatively impacted. Although the Company anticipates that it will have positive cash flow from operating activities in the future, the Company anticipates that its overall cash flows may continue to be negatively impacted until the global economic impact of COVID-19 subsides. The Company expects it will require additional financing to fund its operating and investing activities and such additional financing is required in order for the Company to repay its short-term obligations. These conditions indicate the existence of a material uncertainty that may cast significant doubt as to the Company’s ability to continue as a going concern. The Company also has strong supportive shareholders and a proven track record of successfully raising capital when required. The failure to raise such capital when required could result in the delay or indefinite postponement of current business objectives and additional financing may not be available on favorable terms or at all.

The condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate. If the going concern basis was not appropriate for the condensed interim consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the condensed interim consolidated statements of financial position classification used.

Changes in Significant Accounting Policies

Other than as described herein, there are no recent accounting pronouncements that are applicable to the Company or that are expected to have a significant impact on the Company.

RISK FACTORS

For a detailed description of risk factors associated with the Company, refer to the “Risk Factors” section of the Company’s annual information form dated March 30, 2021 for its fiscal year ended December 31, 2020, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and the “Risks and Uncertainties” section in this MD&A.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company’s Common Shares are listed for trading on the Nasdaq under the symbol “GBNH” and on the TSX under the symbol “GTMS”.